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Scott Warren Goodman Attorney at Law One Jefferson Road Parsippany, NJ 07054-2891 T: (973) 966-8226 F: (973) 206-6534 sgoodman@daypitney.com

May 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Edgar, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief

Re:	TransAct Technologies Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 28, 2023
File No. 000-21121

Dear Mr. Edgar and Ms. Collins:

We are in receipt of, and have reviewed, your comment letter addressed to Mr. Steven A. DeMartino, President, Chief Financial Officer, Treasurer and Secretary of TransAct Technologies Incorporated (the “Company”), dated May 5, 2023 (the “Comment Letter”), concerning the above-captioned Company filing (the “Form 10-K”).

We are hereby providing to the Commission staff (the “Staff”), on behalf of the Company, the Company’s response to the Comment Letter.

The numbered item below corresponds to the numbered request in the Comment Letter. For your convenience, the comment is reprinted below, followed by the Company’s response.

May 17, 2023

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 28

1.	COMMENT: We note your disclosures where you indicate that management, including your CEO and CFO, has concluded that your consolidated financial statements, included in this Form 10-K, fairly present, in all material respects, your financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles, and that they can be relied upon. Please amend your filing to provide management’s conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2022. Refer to Item 307 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has today filed Amendment No. 1 to revise Item 9A. Controls and Procedures to add management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022, which was inadvertently omitted from the Form 10-K due to a clerical error.

We thank the Staff for the review of the foregoing. In the event that you have any questions or comments, please feel free to contact me at (973) 966-8226 or Gretchen Blauvelt-Marquez at (973) 966-8314. Thank you.

Regards,

/s/ Scott W. Goodman

Scott W. Goodman

Enclosures

cc:	Steven A. DeMartino, TransAct Technologies Incorporated William DeFrances, TransAct Technologies Incorporated Gretchen Blauvelt-Marquez, Day Pitney LLP